919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

September 16, 2016	William L. Tolbert, Jr. Tel +1 740 633 9500 WTolbert@jenner.com

Via overnight courier

Brad Skinner Senior Assistant Chief Accountant Office of Natural Resources United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Snyder’s-Lance, Inc. Form 10-K for the Fiscal Year ended January 2, 2016 Filed March 1, 2016 Form 10-Q for the Fiscal Quarter ended July 2, 2016 Filed August 9, 2016 File No. 000-00398

Dear Mr. Skinner:

On behalf of Snyder’s-Lance, Inc. (the “Company”), we hereby acknowledge receipt by the Company of the letter dated September 6, 2016 (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K and Form 10-Q, filed with the Commission on March 1, 2016 and August 9, 2016, respectively.

Pursuant to my conversation with Ms. Jeannette Wong, this letter confirms the Company’s request for an extension of time to respond to the Comment Letter so that it can devote appropriate resources and time to consider the Staff’s comments and complete its responses, including consulting with the Company’s independent registered public accounting firm. The Company expects to submit its response no later than October 4, 2016, and will appreciate the Staff’s courtesy in this matter.

Please contact the undersigned at (740) 633-9500 or Kevin T. Collins at (212) 891-1634 should you require further information or have any questions.

Sincerely,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

cc:	Jeannette Wong United States Securities and Exchange Commission

CHICAGO LONDON LOS ANGELES NEW YORK WASHINGTON, DC	WWW.JENNER.COM